Chenghe Acquisition Co. 38 Beach Road #29-11 South Beach Tower Singapore 189767 April 25, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:   Christopher Dunham, Staff Attorney

Re:	Chenghe Acquisition Co. Registration Statement on Form S-1, as amended Registration No. 333-264061

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on April 27, 2022 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Joel Rubinstein at (212) 819 7642 of White & Case LLP and/or Jessica Zhou at +852 2822 8725 of White & Case with any questions or comments with respect to this letter.

Sincerely,

Chenghe Acquisition Co.

By:	/s/ Shibin Wang
Name: Shibin Wang
Title: Chief Executive Officer and Director

Via EDGAR

CC:	Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case